VIA EDGAR CORRESPONDENCE

August 26, 2014

Amanda Ravitz

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Medtronic Holdings Limited	Medtronic, Inc.
	Registration Statement on Form S-4	Form 10-K for period ended April 25, 2014
	Filed July 14, 2014	Filed June 20, 2014
	File No. 333-197406	File No. 001-07707

Dear Ms. Ravitz:

On behalf of Medtronic Holdings Limited (“New Medtronic”) and Medtronic, Inc. (“Medtronic”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated August 8, 2014 with respect to (i) the above-referenced Registration Statement (the “Registration Statement”) and (ii) the above-referenced Form 10-K (the “Form 10-K”).

New Medtronic has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter via EDGAR correspondence. We are also providing supplementally to the Staff five copies of a version of Amendment No. 1, which has been marked to show changes since the initial filing of the Registration Statement on July 14, 2014, and certain other information noted below.

Ms. Amanda Ravitz

Securities and Exchange Commission

August 26, 2014, p. 2

For your convenience, the text of the Staff’s comments is set forth in bold below, followed by the response to each comment. Generally, the information contained herein with respect to New Medtronic has been furnished by New Medtronic, the information contained herein with respect to Medtronic has been furnished by Medtronic and the information contained herein with respect to Covidien plc (“Covidien”) has been furnished by Covidien. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1. Capitalized terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-4

What proposals are being voted, page 3

1.	Please present as separate proposals for Medtronic shareholders the adoption of the transaction agreement and each provision of Medtronic Holdings Limited’s articles of association that will differ from the provisions of Medtronic’s governing documents, or advise. Please similarly present as separate proposals for Covidien shareholders the approval of the scheme of arrangement and each provision of Medtronic Holdings Limited’s articles of association that will differ from the provisions of Covidien’s articles, or advise. For guidance, please refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), available on the Commission’s website.

Response:

New Medtronic’s memorandum and articles of association

Medtronic has considered Rule 14a-4(a)(3) and the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (the “Telephone Interpretations”) and believes that providing separate proposals for each provision of New Medtronic’s memorandum and articles of association that will differ from the provisions of Medtronic’s governing documents is not warranted under the circumstances of the transaction because the material changes, as further discussed below, are generally either (i) required by Irish law or (ii) necessary in order to preserve the current rights of shareholders and powers of the board.

In preparing the memorandum and articles of association of New Medtronic, the goal was to preserve, insofar as possible, all of the rights of shareholders of Medtronic and the powers of the Medtronic board as such rights currently exist under Minnesota law and Medtronic’s governing documents. However, as a result of differences between Minnesota law and Irish law, it was not possible to preserve all such rights. For the reasons described below, we do not believe that these differences are required to be unbundled from the merger proposal and presented as separate matters to be voted on by Medtronic shareholders.

Ms. Amanda Ravitz

Securities and Exchange Commission

August 26, 2014, p. 3

The Staff previously has acknowledged that the unbundling rule does not require separate proposals with respect to differences in governing documents that are required by differences in law or are necessary in order to preserve the current rights of shareholders and powers of the board of directors following the transaction. See, e.g., Response Letter to Staff Comments, TEL-Applied Holdings, B.V., dated April 4, 2014; Response Letter to Staff Comments, Eaton Corporation Limited, dated August 31, 2012; Response Letter to Staff Comments, Eaton Corporation Limited, dated August 20, 2012; Response Letter to Staff Comments, Pentair Limited, July 19, 2012; Response Letter to Staff Comments, Covidien Ltd., dated March 27, 2009; Response Letter to Staff Comments, Covidien Ltd., dated March 11, 2009; Response Letter to Staff Comments, Tyco Electronics Ltd., dated March 6, 2009; Response Letter to Staff Comments, Noble Corporation, dated January 28, 2009; and Response Letter to Staff Comments, Noble Corporation, dated January 22, 2009. The Staff’s approach is consistent with the purpose of the unbundling rule: “to permit shareholders to communicate to the board of directors their views on each of the matters put to a vote, and not be forced to approve or disapprove a package of items and thus approve matters they might not if presented independently.” Exchange Act Release No. 30849, June 23, 1992, at 15. Unlike a situation where, for example, a company has chosen to bundle, in a single proposal, proposals for a business combination and certain additional charter amendments that are not legally necessary to implement the business combination, the changes to shareholder rights and board powers that necessarily follow from a transaction that changes the law applicable to shareholders are not separate parts of a “package” of proposals; rather, the changes are simply the consequences of the transaction, and are inseparable from it.

In this transaction, the material changes in the rights of Medtronic shareholders and powers of the Medtronic board that will result from the exchange of Medtronic common shares for New Medtronic ordinary shares are generally required by differences between Minnesota and Irish law and are not changes that the board of directors of Medtronic has chosen to “package” as a single proposal. Proposals that are meant to be set out separately under the unbundling rule are ones where a company could conceivably implement one and not another and it is the company’s choice to combine them into a singular, “all or nothing” proposal, thereby preventing shareholders from expressing their views separately as to each proposal. In that circumstance, “[a]lthough the board of directors may not be legally obligated to proceed with a favorable proposal after a negative vote on the unpopular portions of the package, and is legally entitled to proceed with the package as a whole once approved despite a significant number of negative votes or abstentions on one of the proposals, it may review those options in light of a significant expression of shareholder sentiment against the package as formulated.” Exchange Act Release No.

Ms. Amanda Ravitz

Securities and Exchange Commission

August 26, 2014, p. 4

31326, October 16, 1992, at 72–73. All of these aspects of the transaction are fully described in Amendment No. 1 in order to give shareholders a full understanding of what they are approving when they vote to approve the merger proposal. If shareholders do not want a taxable transaction or do not want to be shareholders in an Irish-domiciled company, they may elect to vote against the merger proposal. Similarly, shareholders cannot vote to become shareholders of New Medtronic without accepting the changes to their shareholder rights and powers of the board that necessarily follow from that decision.

In several cases, the material differences between the rights of Medtronic and New Medtronic shareholders summarized under “Comparison of the Rights of Holders of Medtronic Common Shares and New Medtronic Ordinary Shares” in Amendment No. 1 reflect provisions of Irish law that are applicable to all shareholders of Irish companies. For example, the Medtronic bylaws may be amended by a majority of shareholders present and entitled to vote on the proposed amendment. By contrast, Irish statutory law provides that an amendment of an Irish public limited company’s memorandum and articles of association (which contain many of the provisions typically included in a U.S. corporation’s bylaws) must be approved by a special resolution (requiring 75% of the votes cast) unless a higher threshold is specified in the articles; accordingly, it is not possible to replicate the provisions currently governing amendments of Medtronic’s organizational documents with respect to New Medtronic. (The New Medtronic memorandum and articles of association mirror this statutory requirement by providing that the default 75% rule applies.) Additionally, certain provisions were included in New Medtronic’s memorandum and articles of association that are not included in Medtronic’s governing documents because currently they apply to Medtronic and its shareholders as a matter of Minnesota statutory law. For example, provisions of the Minnesota Business Corporation Act governing business combinations, control share acquisitions and takeover offer pricing were generally replicated to the fullest extent possible in New Medtronic’s memorandum and articles of association.

For all of the reasons set forth above, we believe that unbundling of the provisions of the New Medtronic memorandum and articles of association that differ from Medtronic’s governing documents is not required.

Covidien’s memorandum and articles of association

Similarly, Covidien has reviewed the Staff’s guidance regarding unbundling and believes that separate votes by Covidien shareholders to adopt all or particular provisions of the New Medtronic memorandum and articles of association are not required. As explained in the Telephone Interpretations:

“[U]nbundling [is not] required if an acquired company will be merging into a public company and (1) the acquiring public company has provisions in its charter

Ms. Amanda Ravitz

Securities and Exchange Commission

August 26, 2014, p. 5

or bylaws that differ from those in the charter or bylaws of the acquired company, and (2) the acquiring public company’s charter and bylaws are not being changed in connection with the merger. Unbundling a provision of the acquiring public company’s charter or bylaws on the acquired company’s form of proxy where the above conditions exist would be tantamount to the unnecessary re-approval or ratification of a public company’s pre-existing charter or bylaw provisions. . . . [T]o the extent a public company acquiror forms a new acquisition vehicle to complete a merger or acquisition transaction and that vehicle has the same or comparable charter or bylaw provisions as its parent, unbundling would not be required. For purposes of this interpretation, the public acquiring company would generally be the surviving company in the merger.”

The Staff’s position in this interpretation is logical, as it is not possible for target shareholders to approve a transaction in which they will receive buyer stock while choosing not to be subject to some of the terms of the buyer’s organizational documents. If the transaction closes, the stock issued to the target shareholders necessarily must have the same terms as the stock held by the buyer’s existing stockholders. Consistent with this view, we note that, in all of the analogous precedent transactions that we have identified in which the Staff asked for proposals with respect to organizational documents to be unbundled, the unbundling request related to the vote of the shareholders of the buyer entity, and not the target entity. See, e.g., Response Letter to Staff Comments, TEL-Applied Holdings, B.V., dated April 4, 2014; Response Letter to Staff Comments, Eaton Corporation Limited, dated August 31, 2012; Response Letter to Staff Comments, Eaton Corporation Limited, dated August 20, 2012; Response Letter to Staff Comments, Pentair Limited, July 19, 2012; Response Letter to Staff Comments, Covidien Ltd., dated March 27, 2009; Response Letter to Staff Comments, Covidien Ltd., dated March 11, 2009; Response Letter to Staff Comments, Tyco Electronics Ltd., dated March 6, 2009; Response Letter to Staff Comments, Noble Corporation, dated January 28, 2009; and Response Letter to Staff Comments, Noble Corporation, dated January 22, 2009.

As set forth above, the material differences between the governing documents of Medtronic and those of New Medtronic are generally either (i) required by Irish law or (ii) necessary in order to preserve the current rights of shareholders and powers of the board of directors of Medtronic following the transaction. Accordingly, we do not believe that any differences between the Covidien memorandum and articles of association and the New Medtronic memorandum and articles of association are required to be presented as separate proposals.

2.	Please expand your disclosure to explain briefly the purpose of resolutions 2, 3, and 4 of the Covidien extraordinary general meeting.

Response:

In response to the Staff’s comment, the disclosure on pages 4 and 5 of Amendment No. 1 has been revised.

Ms. Amanda Ravitz

Securities and Exchange Commission

August 26, 2014, p. 6

Why am I being asked to approve the distributable reserves proposal, page 5

3.	Please briefly explain the term “distributable reserves,” as you do on page 288.

Response:

In response to the Staff’s comment, the disclosure on page 6 of Amendment No. 1 has been revised.

Why will the place of incorporation of New Medtronic be Ireland, page 7

4.	Please revise to clarify what you mean by “significantly enhanced global cash management flexibility.” Also explain and quantify the “associated financial benefits” to the extent possible. Finally, if one of the reasons you cite serves as the primary factor for selecting Ireland as the place of incorporation of New Medtronic and the other factors merely supported the decision, please ensure that the primary factor is identified as such and is prominently presented throughout your prospectus where you describe the proposals, and that you fully explain the primary reason in an appropriate section of your document.

Response:

In response to the Staff’s comment, the disclosure on page 7 of Amendment No. 1 has been revised. Medtronic would like to advise the Staff that there was no primary factor for selecting Ireland as the place of incorporation for New Medtronic. Each of the factors considered was important to the decision. Additionally, it is not possible to quantify the associated financial benefits of the reasons provided beyond the description included on pages 7 and 81 of Amendment No. 1.

5.	In this regard, we note your conclusion that the benefits described “will result in significantly enhanced global cash management flexibility” in part “so long as New Medtronic is not taxed as a U.S. corporation.” We also note disclosure in the first paragraph on page 35 suggesting that New Medtronic could be treated as a U.S. corporation retroactively after the date of consummation of the acquisition and merger. Please discuss any significant doubt regarding your conclusion that the expected benefits will accrue in light of these possible tax results.

Response:

In response to the Staff’s comment, the disclosure on page 7 of Amendment No. 1 has been revised. New Medtronic advises the Staff that while it does not currently expect that New Medtronic will be treated as a U.S. corporation retroactively after

Ms. Amanda Ravitz

Securities and Exchange Commission

August 26, 2014, p. 7

the date of consummation of the acquisition and merger, New Medtronic has identified and disclosed the risk on pages 36 to 38 of Amendment No. 1 in order to bring it to the attention of the shareholders for their consideration when determining whether to vote for the proposed transaction.

Summary, page 12

6.	Please add a caption that briefly explains the reasons of Medtronic and Covidien for entering into the transaction agreement.

Response:

In response to the Staff’s comment, the disclosure on pages 17 and 19 of Amendment No. 1 has been revised.

The Transaction, page 14

7.	Here and on page 69, please revise to explain briefly the circumstances under which you would affect the acquisition by way of a takeover offer rather than proceed with the transactions described in the proxy statement/prospectus.

Response:

In response to the Staff’s comment, the disclosure on pages 14 and 71 of Amendment No. 1 has been revised.

Interests of Certain Persons in the Transaction, page 19

8.	Please revise to quantify the total amount of the gross-up payments to Medtronic executive officers and directors. With respect to the potential agreements providing for similar gross-up payments to Covidien executive officers and directors, please expand your disclosure on page 20 and page 112 to state when you expect to decide whether such payments will be made and provide an estimate of the total amount of the payments that may be made.

Response:

In response to the Staff’s comment, the disclosure on page 20 of Amendment No. 1 has been revised.

Covidien respectfully advises the Staff that it does not currently expect that the excise tax under Section 4985 will be applicable to its directors and executive officers, or that any gross-up payments will be payable to such individuals under the gross-up

Ms. Amanda Ravitz

Securities and Exchange Commission

August 26, 2014, p. 8

agreements; Covidien does not intend to make any such payments unless and until it is finally determined that the excise tax under Section 4985 is applicable to such directors and executive officers. Based on this expectation, Covidien has estimated that the total amount of such payments would be zero. Therefore, existing disclosure already provides on page 118 of Amendment No. 1 that no such payments are currently expected.

9.	Please quantify the benefits that Covidien executive officers and directors will receive as a result of the vesting and settlement of share awards, the change in control severance plan benefits, and other amounts payable in connection with the transaction. In this regard, we note your disclosure on page 113.

Response:

Covidien respectfully refers the Staff to the narrative disclosure on pages 115 through 116 of Amendment No. 1, which includes quantification of the payments and benefits that its directors and executive officers (other than named executive officers) would receive in respect of the vesting and settlement of their share awards and, with respect to such executive officers, under the change in control severance plan.

Regulatory Approvals Required, page 23

10.	Please update your disclosure regarding the waiting period under the Hart-Scott-Rodino Act and the status of the various approvals needed in the countries listed.

Response:

In response to the Staff’s comment, the disclosure on pages 24 and 121 of Amendment No. 1 has been revised.

11.	Please disclose when, relative to the dates of the shareholder meetings, Covidien’s application to the Irish High Court will be submitted and when the Court would be expected to rule on the scheme of arrangement.

Response:

In response to the Staff’s comment, the disclosure on pages 24 and 121 of Amendment No. 1 has been revised.

Cash Bridge Credit Agreement, page 27

12.	We note your statement that you expect you will require an additional approximately $13.2 billion in order to finance the cash component of the scheme consideration and certain transaction expenses. In an appropriate section of the Summary, please quantify the transaction expenses that both Medtronic and Covidien expect to incur.

Ms. Amanda Ravitz

Securities and Exchange Commission

August 26, 2014, p. 9

Response:

In response to the Staff’s comment, the disclosure on page 29 of Amendment No. 1 has been revised.

Cautionary Statement Regarding Forward-Looking Statements, page 55

13.	As the Private Securities Litigation Reform Act does not apply to this initial public offering of Medtronic Holdings Limited, please revise to remove the reference to the statute.

Response:

In response to the Staff’s comment, the disclosure on page 57 of Amendment No. 1 has been revised.

Background of the Business Combination, page 69

14.	To provide shareholders with an understanding of how, when and why the terms of the proposed transaction evolved, please revise your disclosure in this section to describe in sufficient detail who initiated the various contacts between the parties, such as the May 4, 2014 meeting and the meetings between May 4 and June 4, 2014, and to identify all parties present at the meetings. You should explain the material issues discussed and the positions taken by those involved in each meeting. For instance, please explain the “various matters” discussed on May 4, 2014 between Mr. Ishrak and Mr. Almeida and the “transaction structuring matters” that were discussed by the parties and their representatives between May 4 and June 4, 2014, as noted on page 71.

Response:

In response to the Staff’s comment, the disclosure on pages 72, 73, 77 and 78 of Amendment No. 1 has been revised.

15.	Please explain why Mr. Almeida called Mr. Ishrak on March 25, 2014 to arrange a meeting to discuss a potential combination, including any particular reason for initiating discussions at that time.

Response:

In response to the Staff’s comment, the disclosure on page 71 of Amendment No. 1 has been revised.

Ms. Amanda Ravitz

Securities and Exchange Commission

August 26, 2014, p. 10

16.	Please describe the strategic rationale for the potential combination and the opportunities and challenges facing Covidien’s and Medtronic’s businesses that were discussed at the meeting on April 2, 2014.

Response:

In response to the Staff’s comment, the disclosure on page 72 of Amendment No. 1 has been revised.

17.	We note your references on page 71 to an analysis by Goldman Sachs on May 21 and 22, 2014, on page 72 to an analysis by Perella Weinberg on May 22, 2014, on page 73 to an analysis by Goldman Sachs on May 31, 2014. Please provide all disclosure required by Item 4(b) of Form S-4 for these analyses, including the summary required by Item 1015(b)(6) of Regulation M-A.

Response:

In response to the Staff’s comment, New Medtronic respectfully advises the Staff that it, Medtronic and Covidien believe the information required to be furnished on Form S-4 under Item 4(b), including Item 1015(b)(6) of Regulation M-A, is included in the summarized information from the final presentation given to the Medtronic board of directors by Perella Weinberg, which is provided on pages 87 through 98 of Amendment No. 1, and the final presentation given to the Covidien board of directors by Goldman Sachs, which is provided on pages 97 through 106 of Amendment No. 1. The references to the analyses presented on May 21, 22, and 31, 2014 were all describing preliminary analyses which were presented prior to the finalization of the terms of the transaction and were not prepared or presented in connection with the fairness opinions ultimately delivered by Goldman Sachs and Perella Weinberg on June 14, 2014 and June 15, 2014, respectively. New Medtronic, Medtronic and Covidien do not believe that any of the May 21, 22, or 31, 2014 presentations constitutes a “report, opinion or appraisal” which would require disclosure under Item 4(b) of Form S-4 or Item 1015(b)(6) of Regulation M-A.

Based on these considerations and long-standing practice for transactions that are not subject to Rule 13e-3 under the Securities Exchange Act of 1934, New Medtronic believes that Form S-4 does not require further disclosure to meet the requirements of Item 4(b) of Form S-4, including Item 1015(b)(6) of Regulation M-A.

Recommendation of the Medtronic board, page 77

18.	We note that one factor cited by both the Medtronic board and the Covidien board in making their recommendations to shareholders to approve the transaction is the combined company’s projected synergies of at least $850 million by the end of fiscal year 2018. Please revise your disclosure to explain the basis and assumptions used to calculate the expected synergies between Medtronic and Covidien.

Ms. Amanda Ravitz

Securities and Exchange Commission

August 26, 2014, p. 11

Response:

In response to the Staff’s comment, the disclosure on pages 81, 418 and 419 of Amendment No. 1 has been revised.

Opinion of Medtronic’s Financial Advisor, page 85

19.	Please provide us with copies of the materials prepared by Perella Weinberg and Goldman Sachs in connection with their fairness opinions, including, among other things, any “board books,” drafts of fairness opinions, and any summaries of presentations made to the boards.

Response:

New Medtronic advises the Staff that a copy of the discussion materials reviewed and discussed by representatives of Perella Weinberg with the Medtronic board of directors on May 22, 2014 and June 15, 2014 will be supplementally provided to the Staff by counsel to Perella Weinberg and that a copy of the discussion materials reviewed and discussed by representatives of Goldman Sachs with the Covidien board of directors on May 21, 2014, May 26, 2014, May 31, 2014, June 1, 2014 and June 14, 2014 will be supplementally provided to the Staff by counsel to Goldman Sachs.

20.	Please revise to discuss the meaning and significance of the Historical Share Price Analysis and the Comparable Company Analysis performed by Perella Weinberg. Clarify how, based on the specific terms of this transaction, the conclusions drawn support the conclusion that the exchange ratio is fair to the holders of Medtronic common stock.

Response:

In response to the Staff’s comment, the disclosure on page 91 of Amendment No. 1 has been revised to describe the significance of the Historical Share Price Analysis and the Comparable Company Analysis. With respect to the Staff’s comment requesting a comparison of how the conclusions drawn support the conclusion that the exchange ratio is fair to the holders of Medtronic common stock, Perella Weinberg has advised Medtronic that it did not reach any particular conclusion as to whether or not any individual analysis supported its conclusion of fairness, and that Perella Weinberg’s opinion was based on the results of all of its analyses considered as a whole. Perella Weinberg has advised Medtronic that, as disclosed on page 97 of Amendment No. 1, Perella Weinberg believes that selecting any portion of its analyses in isolation from the complete analysis could create an incomplete view of the process underlying Perella Weinberg’s opinion.

Ms. Amanda Ravitz

Securities and Exchange Commission

August 26, 2014, p. 12

Precedent Premium Paid Analysis, page 92

21.	Please identify the precedent transactions that Perella Weinberg used in this analysis, and disclose whether there were any transactions meeting the three types of transactions cited that were excluded from the analysis and the reasons why they were excluded.

Response:

In response to the Staff’s comment, the disclosure on page 95 of Amendment No. 1 has been revised.

Opinion of Covidien’s Financial Advisor, page 95

22.	We note that Goldman Sachs reviewed internal analyses and forecasts prepared by Covidien management and internal analyses and forecasts prepared by Medtronic management. We further note that Goldman reviewed certain operating synergies projected by the managements of Covidien and Medtronic. Please disclose the material financial forecasts and projections used by Goldman that are necessary for shareholders to understand the disclosure in this section, as well as the bases for and the nature of the material assumptions used in these forecasts.

Response:

Covidien respectfully refers the Staff to the tabular disclosure on page 110 of Amendment No. 1 that includes the material financial forecasts and projections used by Goldman Sachs that Covidien believes are necessary for shareholders to understand the disclosure in the referenced section. Covidien further refers the Staff to the disclosure on pages 108 through 110 of Amendment No. 1 under the heading “Covidien Unaudited Prospective Financial Information”, which has been revised in response to the Staff’s comments and includes the bases for and nature of the material assumptions used in these forecasts.

23.	Please expand your disclosure on page 102 to provide a quantitative description of the fees Goldman Sachs and its affiliates received, or are to receive, for services provided to Covidien or its affiliates in the past two years. Refer to Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Response:

In response to the Staff’s comment, the disclosure on page 106 of Amendment No. 1 has been revised.

Ms. Amanda Ravitz

Securities and Exchange Commission

August 26, 2014, p. 13

Selected Companies Analysis, page 97

24.	Please revise to disclose the significance of this analysis and what Goldman concluded or inferred from it. Clarify how, based on the specific terms of this transaction, the conclusion Goldman drew support its opinion that the scheme consideration is fair to Covidien shareholders. Provide similar disclosure for the Illustrative Present Value of Future Share Price Analysis, the Illustrative Discounted Cash Flow Analysis, and the Illustrative Potential Per Share Value of the Scheme Consideration Analysis.

Response:

In response to the Staff’s comment, the disclosure on pages 101, 103 and 104 of Amendment No. 1 has been revised.

In addition, Covidien respectfully refers the Staff to the disclosure on page 104 of Amendment No. 1 that “[i]n arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.”

Medtronic Unaudited Prospective Financial Information, page 102

25.	We note the tabular disclosure of prospective financial information on page 104 prepared by Medtronic management and used by Perella Weinberg. We further note similar disclosure on page 106 regarding prospective financial information prepared by Covidien and used by Goldman Sachs. Please expand your disclosure to explain the bases for and the nature of the material assumptions used in preparing these projections so that shareholders have the necessary information to understand and evaluate the disclosure describing the analyses performed by Perella Weinberg and Goldman Sachs.

Response:

In response to the Staff’s comment, the disclosure on pages 106 and 108 of Amendment No. 1 has been revised.

26.	We note your disclosure on page 104 that the internal analyses and forecasts Perella Weinberg reviewed for purposes of its opinion that were provided by Covidien management were adjusted by Medtronic management based on various factors. Please expand your disclosure to describe why Medtronic’s management made these adjustments and why the information provided by Covidien’s management was not used by Perella Weinberg.

Ms. Amanda Ravitz

Securities and Exchange Commission

August 26, 2014, p. 14

Response:

In response to the Staff’s comment, the disclosure on page 108 of Amendment No. 1 has been revised.

Irish Tax on Chargeable Gains, page 128

27.	Please revise to include the discussion of the principal Irish tax consequences on the receipt of New Medtronic ordinary shares and cash under the scheme for Covidien shareholders within the disclosure of “Irish Tax Considerations” on page 128.

Response:

In response to the Staff’s comment, the disclosure on pages 134, 135 and 137 of Amendment No. 1 has been revised.

Liquidity and Capital Resources, page 174

28.	We note your disclosure that a significant amount of your earnings occur outside the U.S., and that non-U.S. subsidiaries hold funds that are indefinitely reinvested there and that are available for use by your non-U.S. operations. However, it appears from your disclosure on page 107 that you intend to borrow these funds from your non-U.S. subsidiaries to pay the cash component of the scheme consideration to Covidien shareholders. Please revise this discussion of your capital resources in light of the planned use of these funds.

Response:

In response to the Staff’s comment, the disclosure on page 182 of Amendment No. 1 has been revised.

Consolidated Financial Statements of Medtronic, Inc., page F-1

29.	Please revise this section to include a note on page F-1 that explains why audited financial statements for the newly formed registrant, Medtronic Holdings Limited, have not been included in the registration statement.

Response:

In response to the Staff’s comment, the disclosure on page F-1 of Amendment No. 1 has been revised.

Ms. Amanda Ravitz

Securities and Exchange Commission

August 26, 2014, p. 15

Exhibit 5.1

30.	We note counsel’s statement that the opinion is being delivered to the board of directors and may not be relied upon or distributed to any other person without counsel’s prior written consent. Please submit a revised opinion of counsel that does not contain this limitation on reliance. For guidance, refer to Section II.B.3.d of Staff Legal Bulletin No. 19 (CF) (Oct. 14, 2011).

Response:

In response to the Staff’s comment, a revised opinion of counsel that does not contain a limitation on reliance has been submitted.

Form 10-K for the Fiscal Year Ended April 25, 2014

Notes to Consolidated Financial Statements, page 65

Note 6. Fair Value Measurements, page 82

31.	We note that you evaluate your goodwill for impairment “annually in the third quarter.” We also note your disclosures throughout the filing about the failure of your renal denervation product to meet its primary efficacy endpoint in its pivotal U.S. trial. Finally, we note that the 2011 acquisition of Ardian and the underlying Symplicity renal denervation products resulted in significant goodwill being recorded on your balance sheet. Please tell us more about how your evaluation of goodwill was impacted by this event. Specifically discuss whether the evaluation of goodwill impairment took into consideration the Symplicity announcement. In addition, clarify for us the reporting unit to which this goodwill is recorded and provide us with a summary of the results of the goodwill impairment analysis for this reporting unit.

Response:

The goodwill associated with the fiscal year 2011 acquisition of Ardian, Inc. is included within Medtronic’s Coronary reporting unit. During the third quarter of fiscal year 2014, Medtronic evaluated its goodwill for impairment. During the third quarter of fiscal year 2014, Medtronic also announced that the U.S. pivotal trial in renal denervation for treatment-resistant hypertension, Symplicity HTN-3, failed to meet its primary efficacy endpoint, and therefore Medtronic updated the inputs underlying the evaluation of the goodwill associated with our Coronary reporting unit. Additional information regarding Medtronic’s impairment analysis for the Coronary reporting unit will be supplementally provided to the Staff by counsel to Medtronic.

Ms. Amanda Ravitz

Securities and Exchange Commission

August 26, 2014, p. 16

32.	We note your disclosures on page 14 that “most countries outside of the U.S. require that product approvals be recertified on a regular basis, generally every five years.” We further note that you continue to sell your Symplicity renal denervation products in Europe. Please tell us when this product is up for recertification in Europe. Please also tell us how your operations could be impacted should the product not be recertified.

Response:

The European Conformity Full Quality Assurance Certificate supporting the Symplicity Spyral Conformité Européene Mark is due for renewal in August 2019. Should Symplicity Spyral not be included in the European renewal, Medtronic does not expect the impact to its operations to be material. Additional information regarding the foregoing determination will be supplementally provided to the Staff by counsel to Medtronic.

*                *                 *

Ms. Amanda Ravitz

Securities and Exchange Commission

August 26, 2014, p. 17

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned or Victor I. Lewkow at (212) 225-2000.

Sincerely, CLEARY GOTTLIEB STEEN & HAMILTON LLP

/s/ Matthew P. Salerno
Matthew P. Salerno, a Partner

Enclosure

cc:	Bradley E. Lerman, Esq.
General Counsel, Medtronic Holdings Limited
Senior Vice President, General Counsel and Corporate Secretary, Medtronic, Inc.

John H. Masterson, Esq.
Senior Vice President and General Counsel, Covidien plc

Victor I. Lewkow, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Adam O. Emmerich, Esq.
Benjamin M. Roth, Esq.
Wachtell, Lipton, Rosen & Katz